SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

[redacted]

SECU[illegible] 08029037 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Associates Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street NE, Suite 900
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Beckemeyer (404) 892-0321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, O. Bradley Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kurt Salmon Associates Capital Advisors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA J. BROADRICK NOTARY PUBLIC HENRY COUNTY, GA Exp. Mar. 09, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KURT SALMON ASSOCIATES
CAPITAL ADVISORS, INC.

FORM X-17A-5, PART III
WITH SUPPLEMENTARY DATA
December 31, 2007

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

FINANCIAL STATEMENTS
December 31, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

Statement of Financial Condition

Statement of Income and Retained Earnings

Statement of Cash Flows

Notes to Financial Statements

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

SUPPLEMENTARY DATA:

Computation of Net Capital

Reconciliation of Net Capital Under Rule 15c3-1

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Computation of Excess Net Capital

Rule 15c3-3 Matters

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of **Kurt Salmon Associates Capital Advisors, Inc.** (a wholly-owned subsidiary of Kurt Salmon Associates, Inc.) as of December 31, 2007, and the related statements of income and retained earnings and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kurt Salmon Associates Capital Advisors, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.
Certified Public Accountants

February 25, 2008

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash in bank	$	60,000
Due from Parent		117,546
Total Assets	$	177,546

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accruals	$	3,475
Common stock, 1,000 shares authorized, no par value, 160 shares issued and outstanding		16,000
Retained earnings		158,071
Total Stockholder's Equity		174,071
Total Liabilities and Stockholder's Equity	$	177,546

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF INCOME AND RETAINED EARNINGS
For The Year Ended December 31, 2007

REVENUES:	
Advisory fees	$ 5,320,553
EXPENSES:	
Services provided by Parent	5,275,992
OTHER INCOME:	
Other income	35,000
Income before income tax expense	79,561
INCOME TAX EXPENSE	30,450
NET INCOME	49,111
RETAINED EARNINGS:	
Beginning of year	108,960
Dividends	-
End of year	$ 158,071

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	49,111
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in due to/from Parent		(15,598)
Change in accounts payable and accruals		1,487
Net Cash Provided By Operating Activities		35,000
NET INCREASE IN CASH		35,000
CASH IN BANK, BEGINNING OF YEAR		25,000
CASH IN BANK, END OF YEAR	$	60,000

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND INCOME TAXES PAID	$	-

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF BUSINESS

Kurt Salmon Associates Capital Advisors, Inc. (the "Company") was formed in 1997 as a wholly-owned subsidiary of Kurt Salmon Associates, Inc. (the "Parent"), an international management consulting firm specializing in the retail, consumer products and healthcare industries. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to the clients and industries served by the Parent. The Company's registration as a broker-dealer became effective in 1997.

During the year, the Parent was acquired by another company, which then became the new Parent. All agreements between the Company and the Parent continued in existence without change.

2. ACCOUNTING POLICIES AND RELATED PARTY TRANSACTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Advisory fees are recognized as revenue when contract services are completed and fees are earned. All fees earned by the Company arise from contracts obtained through the Parent or its subsidiaries. Contract services are provided by the Parent or its subsidiaries at rates established through intercompany arrangements controlled by the Parent.

The Company has an expense sharing arrangement with the Parent whereby the Parent will bear all administrative costs of the Company and allocate a proportionate amount to the Company. Commission expenses and shared operating expenses which related to the Parent amounted to $5,275,992 for 2007.

The Company is included in the consolidated income tax return of the Parent. Under an arrangement with the Parent, the Company recognizes an income tax expense or benefit based on the consolidated effective tax rate.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2007, the minimum net capital requirement for the Company was $5,000 and the Company had net capital of $56,525 which was $51,525 in excess of its required net capital.

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the financial statements of **Kurt Salmon Associates Capital Advisors, Inc.** for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on those financial statements taken as a whole. The computation of net capital, the reconciliation of net capital, the computation of aggregate indebtedness and the computation of excess net capital at December 31, 2007, and the computation for determination of reserve requirements and information relating to the possession or control requirements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.
Certified Public Accountants

February 25, 2008

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

SUPPLEMENTARY DATA
December 31, 2007

COMPUTATION OF NET CAPITAL

Stockholder's equity, December 31, 2007	$	174,071
Less:		
Due from parent		(117,546)
Net capital	$	56,525

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	56,525
Reconciling items		-
Net capital per above computation	$	56,525

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Liabilities	$	3,475
Total Aggregate Indebtedness	$	3,475
Ratio of Aggregate Indebtedness to Net Capital		.06 to 1

COMPUTATION OF EXCESS NET CAPITAL

Net capital per above computation	$	56,525
Required net capital		5,000
Net capital in excess of required amount	$	51,525

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

SUPPLEMENTARY DATA
December 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Kurt Salmon Associates Capital Advisors, Inc. because the Company carries no cash or margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Any securities transactions would be handled through a clearing agent who deals directly with the Company's customers. Kurt Salmon Associates Capital Advisors, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(ii).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

In planning and performing our audit of the financial statements and supplementary data of **Kurt Salmon Associates Capital Advisors, Inc.** (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 25, 2008

END